Filed pursuant to Rule 433

Registration Statement No. 333-238010

June 9, 2020

Pricing Term Sheet

Mohawk Capital Finance S.A.

€500,000,000 1.750% Senior Notes due 2027

Issuer	Mohawk Capital Finance S.A.

Guarantor	Mohawk Industries, Inc.

Status	Senior, unsecured

Issue of Notes	1.750% Senior Notes due 2027

Guarantor Ratings*	Baa1 / BBB+ / BBB+ (Moody’s / S&P / Fitch)

Expected Ratings of Notes*	Baa1 / BBB+ / BBB+ (Moody’s / S&P / Fitch)

Principal Amount	€500,000,000

Offering Format	SEC Registered

Denominations	€100,000 and integral multiples of €100,000 in excess thereof

Trade Date	June 9, 2020

Issue Date**	June 12, 2020 (T+3)

Maturity Date	June 12, 2027

Interest Payment Dates	Annually on June 12 of each year, commencing June 12, 2021

Interest Rate	1.750% per annum

Public Offering Price	99.889%

Yield to Maturity	1.767%

Benchmark Bund	DBR 0.25% due February 15, 2027

Spread to Benchmark Bund	+227.7 bps

Benchmark Bund Price	105.180%

Mid-Swap Yield:	-0.183%

Spread to Mid-Swap Yield:	+195 bps

Make-whole Call	Bund +35 bps (at any time prior to April 12, 2027)

Par Call	At any time on or after April 12, 2027

ISIN / Common Code	XS2177443343 / 217744334

Day Count Convention	Actual / Actual (ICMA)

Listing	Application has been made to list the notes on the Euro MTF Market of the Luxembourg Stock Exchange

Target Market	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the United Kingdom

New Safekeeping Structure	Yes, and the notes are intended to be held in a manner that would allow eligibility as collateral for Eurosystem intra-day credit and monetary policy operations

Joint Book-Running Managers	BNP Paribas J.P. Morgan Securities plc Merrill Lynch International Mizuho International plc PNC Capital Markets LLC Wells Fargo Securities, LLC UniCredit Bank AG Barclays Bank PLC

Co-Managers	U.S. Bancorp Investments, Inc. SunTrust Robinson Humphrey, Inc. Goldman Sachs & Co. LLC KBC Bank NV

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of Moody’s, Fitch and S&P is established in the European Union and is registered under Regulation (EC) no 1060/2009 (the “CRA Regulation”). As such, each of the rating agencies is included in the list of credit rating agencies published by the European Securities and Markets Authority on its website in accordance with the CRA Regulation as of the date of this pricing term sheet.

**

We expect that delivery of the notes will be made against payment therefor on or about the closing date which will be on or about the third business day following the date of pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-l of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BNP Paribas, J.P. Morgan Securities plc and Merrill Lynch International can arrange to send you the prospectus if you request it by calling BNP Paribas toll-free at 1-800-854-5674, J.P. Morgan Securities plc toll-free at +44-207-134-2468 or Merrill Lynch International toll free at 1-800-294-1322.

This pricing term sheet supplements the preliminary prospectus supplement issued by Mohawk Capital Finance S.A. dated June 9, 2020.